

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Peter C. Enns
Chief Financial Officer
Chubb Ltd
Baerengasse 32
Zurich, Switzerland CH- 8001

      Re: Chubb Ltd
           Definitive Proxy Statement on Schedule 14A
           Filed April 4, 2022
           File No. 001-11778

Dear Peter C. Enns:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Disclosure Review Program